Miranda Melfi

Ligne directe/Direct Line: (514) 307-2509

mmelfi@birksandmayors.com

May 13, 2011

Mr. H. Christopher Owings

Assistant Director

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Birks & Mayors Inc. (the “Company”)
Registration Statement on Form F-3
File No. 001-32635

Dear Mr. Owings:

With respect to the comments contained in the staff’s comment letter dated April 19, 2011, the response of the Company to such comments are set forth below. Simultaneously with the filing of this letter, we are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement originally filed by the Company on March 25, 2011. A clean courtesy copy of Amendment No. 1, including exhibits, and a marked copy of Exhibit 5.1 showing the changes you have requested, have been sent to you via FedEx.

Item 10. Undertakings

1. Please provide the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K.

Response:

The requested undertaking has been added. Please see page 7 of Amendment No. 1.

Exhibit 5.1 Opinion of Stikeman Elliot LLP

2. Please have counsel clarify in the first paragraph that it acted as counsel to the company, and to specifically consent to the use of its name in the registration statement.

Response:

The opinion of Stikeman Elliot LLP has been revised to clarify in the first paragraph that it acted as counsel to the Company, and in the second to last paragraph on page 2 to specifically consent to the use of its name in the registration statement. Please see Exhibit 5.1 to Amendment No. 1.

If you have any questions regarding the foregoing responses, please feel free to contact me.

Respectfully submitted,

MIRANDA MELFI

Group Vice-President, Legal Affairs

and Corporate Secretary